FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           For the month of August 2006


                                  Acambis plc
                (Translation of registrant's name into English)

                           Peterhouse Technology Park
                               100 Fulbourn Road
                               Cambridge CB1 9PT
                                    England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).


Enclosure:

1.  Holding(s) in Company
2.  Holding(s) in Company
3.  Holding(s) in Company

Enclosure No. 1

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 1 August 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 31 July 2006, Acambis received notification that, as of the close of business on 27 July 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 7,955,430 ordinary shares of 10p each, representing a 7.41% holding of Acambis' issued share capital.


Of these 7,955,430 shares:


a) the interest in 261,395 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 334,700 shares arose from an interest held by GS&Co, acting as custodian of 167,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 7,356,035 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.


                                     -ends-

Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary:

Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:

Tel: +44 (0) 1223 275 300


About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No. 2

Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 9 August 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.


On 7 August 2006, Acambis received notification that, as of the close of business on 3 August 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 8,815738 ordinary shares of 10p each, representing an 8.2% holding of Acambis' issued share capital.


Of these 8,815,738 shares:


a) the interest in 257,795 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b) the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c) the interest in 344,700 shares arose from an interest held by GS&Co, acting as custodian of 167,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 8,209,943 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.



                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary:
Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor Relations:
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.



"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure No. 3

Holding in Company

Cambridge, UK and Cambridge, Massachusetts - 30 August 2006 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces an interest in its shares by The Goldman Sachs Group, Inc.

On 29 August 2006, Acambis received notification that, as of the close of business on 23 August 2006, The Goldman Sachs Group, Inc., ("GS Inc") of 85 Broad Street, New York, NY 10004, USA, was interested in a total of 9,878,773 ordinary shares of 10p each, representing an 9.2% holding of Acambis' issued share capital.

Of these 9,878,773 shares:

a)the interest in 378,445 shares arose from an interest held by Goldman, Sachs & Co. ("GS&Co."), a direct subsidiary of GS Inc., acting as custodian; these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ("GSSN");


b)the interest in 3,300 shares arose from an interest held by GS&Co, a direct subsidiary of GS Inc, acting as a discretionary manager. These shares are, or will be, registered in the name of GSSN;


c)the interest in 344,700 shares arose from an interest held by GS&Co, acting as custodian of 172,350 American Depositary Receipts ("ADRs"); these ADRs are, or will be, held at The Depositary Trust Company, New York;


d) the interest in 9,152,328 shares arose from a beneficial interest held by Goldman Sachs International, a direct subsidiary of GS Inc; these shares are, or will be, registered at CREST in account CREPTEMP.

                                     -ends-

Enquiries:

Elizabeth Brown, Company Secretary:                    Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP, Communications and Investor
Relations:                                             Tel: +44 (0) 1223 275 300

About Acambis

Acambis is a leading developer of vaccines to prevent and treat infectious diseases. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world. It is also developing an attenuated smallpox vaccine, MVA3000, under contracts with the US National Institutes of Health. Acambis' US-based subsidiary Berna Products Corporation markets Vivotif(R), the world's only licensed oral typhoid vaccine, in North America. Acambis' investigational vaccine against Japanese encephalitis, ChimeriVax-JE, is undergoing Phase 3 clinical testing. It also has the most advanced investigational vaccine against the West Nile virus, which has spread to 48 US States in the last seven years, and a vaccine against Clostridium difficile bacteria, a leading cause of hospital-acquired infections.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US. Its primary listing is on the London Stock Exchange (ACM) and its shares are listed in the form of American Depositary Receipts on NASDAQ (ACAM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31 August 2006                         ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.